Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED OP UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-Date ended
	September 5, 2008	September 7, 2007
Income from continuing operations before income taxes	$305	$296
Add (deduct):
Fixed charges	290	359
Capitalized interest	(8)	(6)
Amortization of capitalized interest	4	4
Minority interest in consolidated affiliates	5	5
Equity in earnings related to certain 50% or less owned affiliates	(3)	(5)
Distributions from equity investments	3	4
Distributions on preferred OP Units	(6)	(6)

Adjusted earnings	$590	$651

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$240	$312
Capitalized interest	8	6
Distributions on preferred OP Units	6	6
Portion of rents representative of the interest factor	36	35

Total fixed charges and preferred OP Unit distributions	$290	$359

Ratio of earning to fixed charges and preferred OP Unit distributions	2.0	1.8